Filed by Coincheck Group B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge Capital Partners IV, Inc.

(Commission File No.: 001-40555)

Date: May 31, 2023

Announcement regarding the progress of Coincheck Group B.V. to become publicly listed on Nasdaq through a De-SPAC transaction with Thunder Bridge Capital Partners IV, Inc.

TOKYO, May 31, 2023 - Coincheck Group B.V. (“CCG” or “Coincheck Group”), a consolidated subsidiary of Monex Group, Inc. (headquarters: Tokyo, Japan; Representative Executive Officer and CEO: Oki Matsumoto; the “Company”), which will be a holding company of Coincheck, Inc. (“Coincheck”), is working closely with Thunder Bridge Capital Partners IV, Inc. (“THCP” or “Thunder Bridge”), a special purpose acquisition company (“SPAC”) publicly listed on the Nasdaq Global Market (“Nasdaq”), to complete the previously announced merger which will result in CCG becoming a publicly listed company on Nasdaq (the “CCG De-SPAC Transaction”) pursuant to the Business Combination Agreement, dated March 22, 2022, among CCG and certain of its affiliates and THCP (as amended from time to time, the “Business Combination Agreement”).

In response to the U.S. Securities and Exchange Commission’s (“SEC”) prolonged registration review process, THCP filed a proxy statement on May 31, 2023 (EDT) in connection with a special meeting of stockholders of THCP that will be held on June 21, 2023 (the “THCP Stockholders Meeting”), which includes, among other things, a proposal to amend its amended and restated certificate of incorporation to extend the date by which THCP must consummate a de-SPAC transaction from July 2, 2023 to July 2, 2024 (the “Extension Proposal”).

In light of the above, the parties to the Business Combination Agreement have agreed to extend the deadline for completing the CCG De-SPAC Transaction for one year, subject to stockholder approval of the Extension Proposal at the THCP Stockholders Meeting.

The listing of CCG on Nasdaq through the CCG De-SPAC Transaction will enable us to gain exposure to international investors and to utilize Nasdaq-listed shares as effective currency for recruiting talent and making global acquisitions, thereby further expanding our crypto asset business. We intend to continue our efforts toward completing the CCG De-SPAC Transaction in accordance with the Business Combination Agreement.

“After more than a year of working with Gary Simanson and his team at Thunder Bridge, Coincheck Group remains committed to completing the business combination with Thunder Bridge and to gaining access to the U.S. capital markets,” said Oki Matsumoto, Chairman and Chief Executive Officer of the Company. “The rationale for the proposed business combination and listing of Coincheck Group, as a holding company of a registered virtual crypto currency exchange in Japan, on the Nasdaq Global Market is more compelling than ever. By extending the deadline of the business combination for an additional twelve months, we are making a clear statement that we are committed to pursuing this strategic transaction. We look forward to working with Gary Simanson and his team to successfully consummate the proposed business combination and to having Coincheck Group become a publicly traded company on the Nasdaq Global Market.”

Gary Simanson, President & Chief Executive Officer of THCP, said, “As the process for our proposed business combination with Coincheck Group has progressed, it has also enabled us to build a strong working relationship with Oki Matsumoto and his team. Their commitment to professionalism, doing things the right way, and prudently managing the short-term, while also building and managing for the long-term, are the traits and characteristics that were clearly evident when we first evaluated the opportunity to combine our companies. How Oki and his team have conducted themselves the past 16 months strongly re-affirms our view and findings from when we initially conducted due diligence last year that they are an excellent business partner.

Given the stable fundamental business performance of Coincheck over the past year, in what has been a most uncertain and unstable time for the industry overall, Oki and his team’s steady hand throughout this period says it all, and speaks well of the future of the combined company and the opportunities that lie before us. Oki and I have frequently said during this time, that as a registered virtual currency exchange in Japan, Coincheck is well positioned to take advantage of the current disruptions in the industry and we believe the opportunities for a transparent, regulated, public company, are even more compelling today than when we first envisioned the proposed business combination.

We remain committed to completing the proposed business combination and are truly grateful to Oki and his team for their equal commitment to seeing the proposed transaction through and then, with our combined resources, going on to build an even greater global company.”

ADDITIONAL INFORMATION AND WHERE TO FIND IT

For additional information on the CCG De-SPAC Transaction, see THCP’s Current Report on Form 8-K filed with the SEC on March 22, 2022. In connection with the proposed business combination, the parties intend to file relevant materials with the SEC, including a registration statement on Form F-4 to be filed by CCG with the SEC, which will include a proxy statement/prospectus of THCP, and will file other documents regarding the proposed business combination with the SEC. THCP’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about CCG, Coincheck, THCP and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, THCP will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the proposed business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of THCP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by THCP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in the Solicitation

THCP and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in THCP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about THCP’s directors and executive officers and their ownership of THCP common stock is set forth in THCP prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

CCG, Coincheck, THCP and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of THCP in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for CCG, Coincheck and THCP, Coincheck’s estimated future results and the proposed business combination between THCP and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in THCP’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of THCP’s stockholders, the failure to achieve the minimum amount of cash available following any redemptions by THCP stockholders, redemptions exceeding a maximum threshold or the failure to meet Nasdaq listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the Business Combination Agreement; a delay or failure to realize the expected benefits from the proposed business combination; risks related to disruption of management’s time from ongoing business operations due to the proposed business combination; changes in the cryptocurrency and digital asset markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated in THCP’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in THCP’s other filings with the SEC. CCG, THCP and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about THCP and Coincheck or the date of such information in the case of information from persons other than THCP or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contact:	Akiko Kato	Yuki Nakano, Taishi Komori
	Corporate Communications Office	Investor Relations, Financial Control Department
	Monex Group, Inc., +81-3-4323-8698	Monex Group, Inc., +81-3-4323-8698